February 4, 2025

Xiaobo Shao
Chief Financial Officer
TCTM Kids IT Education Inc.
6/F, No. 1 Andingmenwai Street, Litchi Tower
Chaoyang District , Beijing 100011
People's Republic of China

       Re: TCTM Kids IT Education Inc.
           Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023 Response dated September 30, 2024
           File No. 001-36363
Dear Xiaobo Shao:

        We have reviewed your September 30, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 19, 2024 letter.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2023
Item 3. Key Information, page 3

1. We note your response to prior comment 3. Please further revise your statement regarding the availability of cash or assets in your business here and in the summary risk factors, risk factors, and Operating and Financial Review and Prospects sections to reflect that to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. In this regard, we note that you have a Hong Kong intermediate holding company in your organizational structure.
 February 4, 2025
Page 2

2. We note your response to prior comment 5 and reissue in part. Acknowledge in the summary risk factors that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
       Please contact Tony Watson at 202-551-3318 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:   Haiping Li